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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Azorra Places Order For 20 Embraer E2 Aircraft

São José dos Campos, Brazil, January 24, 2022 – Azorra has signed an agreement with Embraer to acquire 20 new E2 family aircraft, plus a further 30 purchase rights. This flexible deal enables Azorra to acquire E190-E2 or E195-E2 aircraft. At list prices, the order is valued at USD 3.9 billion. Azorra is a Florida-based aircraft leasing company specialising in executive, regional and crossover aircraft. Deliveries will begin in 2023, adding a further 20 Embraer aircraft to the 21 already in Azorra’s existing and committed portfolio.

“Our team has a long and productive history with Embraer. At Jetscape, we were the first independent lessor to commit to Embraer’s E-Jet program in December 2007, which saw E-Jets establish a global customer base of more than 80 operators. Azorra’s first new aircraft was a Phenom 300 acquired from Embraer in December 2016. We are excited about this new chapter in our longstanding partnership with Embraer,” said John Evans, Azorra’s CEO. “This commitment underscores our belief in the E2; a modern aircraft family with superior economics and environmental performance, providing Azorra with a compelling opportunity to build a position of leadership in the markets we serve.”

Arjan Meijer, CEO of Embraer Commercial Aviation, said, “We thank Azorra again for their selection of the E2, after recently completing a sale leaseback transaction with Porter Airlines for five new E195-E2 aircraft. Azorra offers an exciting and innovative approach to the market, with a fierce focus on customer needs that align solidly with Embraer’s deserved reputation for outstanding customer care. With this order for 20 E2 aircraft, Azorra have further endorsed the exceptional value that the next-generation E2 family brings to the market as the most quiet and fuel-efficient aircraft in the segment.”

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About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly-owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and is the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

About Azorra

Azorra is a relationship-driven aircraft lessor providing lease, financing, and asset management solutions with a focus on executive, regional, crossover and small narrowbody aircraft. Azorra’s team is led by industry veterans with a shared history of success and has the financial backing of funds managed by Oaktree Capital Management L.P. The company is headquartered in Fort Lauderdale, Florida and has an office in Dublin, Ireland. For additional information, please visit www.azorra.com or LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations